UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)
American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD REINSURANCE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2022, filed on November 8, 2022 (the “Third Quarter 2022 Form 10-Q”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Third Quarter 2022 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner, and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Third Quarter 2022 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,028,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,028,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,028,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.04%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Percentage ownership is based on an aggregate number of 85,702,260 shares of Common Stock of the Issuer outstanding as of November 3, 2022, as set forth in the Third Quarter 2022 Form 10-Q.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 14, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2022 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 15, 2022 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D jointly filed by the Reporting Persons with the Commission on November 8, 2022 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 6, 2022 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 21, 2022 (“Amendment No. 6”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 7 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 2.	Identity and Background:

Paragraphs (b)-(c) and (f) of Item 2 of the Amended Schedule 13D are hereby amended by replacing Schedules I – IV attached to the Original Schedule 13D with Schedules I – IV attached hereto.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

On December 23, 2022, following the refusal by the Board to run a robust strategic process in response to a highly credible offer from Prosperity (the “Prosperity Proposal”), Brookfield Reinsurance announced its intention to nominate a candidate to serve as its representative on the Board pursuant to Brookfield Reinsurance’s rights under the Investment Agreement.  Since such time, Brookfield Reinsurance has been contacted by the Department of Justice (the “DOJ”) for information regarding any potential board interlocks that may arise under Section 8 of the Clayton Act (“Section 8”) as a result of any such nomination. Brookfield Reinsurance intends to fully cooperate with the DOJ in respect of such requests, and while Brookfield Reinsurance does not believe that the exercise of its nomination rights give rise to concerns under Section 8, Brookfield Reinsurance believes that this matter has become a distraction from its primary objective of maximizing shareholder value and serving the interests of the Issuer’s other stakeholders. Accordingly, Brookfield Reinsurance has elected not to proceed with a nomination to the Board at this time. Rather, Brookfield Reinsurance will continue to focus on holding the Board accountable for its recent actions, including its failure to adequately consider the Prosperity Proposal and other strategic alternatives, and the adoption of a grossly disproportionate executive compensation scheme.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2023

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD., for and on behalf of BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name	Gregory McConnie
	Title	Director and Chief Executive Officer

SCHEDULE I

BROOKFIELD REINSURANCE LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Bodi, Vice President	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Barry Blattman, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Vice Chair of Brookfield Asset Management Ltd.	United States
Soon Young Chang, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Senior Advisor, Investment Corporation of Dubai	UAE
Thomas Corbett, Chief Financial Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Director of Brookfield Corporation	Canada
William Cox, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	United Kingdom
Paul Forestell, Chief Operating Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Operating Officer of Brookfield Reinsurance Ltd.	Canada
Lorenzo Lorilla, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner of Brookfield Corporation	United States
Gregory McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom
Lars Rodert, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Founder and Chief Executive Officer, ÖstVäst Advisory AB	Sweden
Anne Schaumburg, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Business Executive; Director	United States
Sachin Shah, Chief Executive Officer, Director and Chairman of the Board	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield Corporation	Canada
Jay Wintrob, Director	333 S. Grand Avenue Los Angeles, CA 90071	Chief Executive Officer of Oaktree Capital Management, L.P.	United States

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE II

BAM RE TRUSTEE LTD., AS TRUSTEE FOR BAM RE PARTNERS TRUST

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anuj Ranjan, Director and Vice President	Unit 02 Level 16 ICD Brookfield Place Dubai International Financial Centre Dubai, Dubai, 507234 United Arab Emirates	Managing Partner and President of Private Equity of Brookfield Asset Management Ltd.	Canada
Brian Kingston, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner and Chief Executive Officer of Real Estate of Brookfield Asset Management Ltd.	Canada
Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Chief Executive Officer and Director of Brookfield Corporation and Brookfield Asset Management Ltd.	Canada
Kathy Sarpash, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield Asset Management Ltd.	Canada
Walkers Corporate (Bermuda) Limited, Corporate Secretary	Park Place, 3rd Floor, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda	-	-

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE III

BAM RE HOLDINGS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Seamus MacLoughlin, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Actuary of North End Re Ltd. and North End Re (Cayman) SPC	United Kingdom
Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE IV

NORTH END RE (CAYMAN) SPC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and Chief Executive Officer	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Fearghal O’Riordan, Director and Chief Financial Officer	2030 Kings Court, Britannia, Grand Cayman, Cayman Islands KY1-9006	Chief Financial Officer of North End Re Ltd. and North End Re (Cayman) SPC	Ireland
Melissa Thomas, Director	Governor’s Square, Unit 4-103 PO Box 30608 Grand Cayman KY1-1203 Cayman Islands	Director	Cayman Islands
John Ferrari, Director	10 Market Street, Camana Bay, PO Box 1028 Grand Cayman, KY1-9006 Cayman Islands	Director	Cayman Islands
Claire Crawford, Chief Actuary	18 Forum Lane, 2nd Floor, Camana Bay, PO Box 30487, Grand Cayman, KY1-1202, Cayman Islands	Chief Actuary of North End Re (Cayman) SPC	Ireland
Jeffrey Morash, Chief Risk Officer	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Risk Officer of North End Re Ltd and North End Re (Cayman) SPC	Canada
Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom
Shaneil Whittaker, Assistant Secretary	18 Forum Lane, 2nd Floor, Camana Bay, PO Box 30487, Grand Cayman, KY1-1202, Cayman Islands	Associate, Legal and Compliance of North End Re (Cayman) SPC	Cayman Islands

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.